One Corporate Center	The Gabelli Global Multimedia Trust Inc.
Rye, NY 10580-1422
Tel. (914) 921-5070
Fax (914) 921-5118
www.gabelli.com
info@gabelli.com
June 30, 2011
Laura E. Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. (the “Fund”) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) File No. 333-173800
Dear Ms. Hatch:
This letter is in regard to the Registration Statement of the Fund, which was filed on April 29, 2011, and amended on June 23, 2011, and June 29, 2011.
The Registrant hereby undertakes that it will file a post-effective amendment to its Registration Statement if it determines to conduct a rights offering while said Registration Statement is effective.
This undertaking supplements Undertaking No. 3 to Item 34 of Part C of the above referenced Registration Statement.
If you have any questions concerning this filing, please contact Rachael Schwartz, Esq. at 212-318-6275.

Sincerely, The Gabelli Global Multimedia Trust Inc.
By:	/s/ Agnes Mullady
	Name:	Agnes Mullady
	Title:	Secretary and Treasurer

[Letterhead of Paul, Hastings, Janofsky & Walker LLP]
(212) 318-6275
rachaelschwartz@paulhastings.com

June 30, 2011	77355-00005
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. (the “Fund”) Registration Statement on Form N-2
Ladies and Gentlemen
On behalf of the Fund, transmitted herewith for filing is Form Under, pursuant to which the Fund has made a supplemental undertaking related to its Registration Statement on N-2.
Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.
Very truly yours,
/s/ Rachael Schwartz
Rachael Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures